Monthly Performance Supplement (to Prospectus dated April 1, 2004)
            The date of this Prospectus Supplement is June 15, 2004

                                                Filed pursuant to Rule 424(b)(3)
                                                             File No. 333-113297

[LOGO]

                  DEARBORN CAPITAL
                  MANAGEMENT, L.L.C.

                                                             June 15, 2004


Dear Investor(s):


                             MAY PERFORMANCE UPDATE

May performance was negative for the Grant Park Futures Fund, posting the Fund's third consecutive monthly loss. Detailed performance for the Fund and the individual traders follows below:


                                                                  2004
                                                   MAY            YTD       % OF FUND      TOTAL NAV        NAV/UNIT
   GRANT PARK FUTURES FUND A UNITS                -4.75%        -10.62%                     $55.7M         $1,067.271
   GRANT PARK FUTURES FUND B UNITS                -4.82%        -10.93%                     $132.9M         $958.908
   Rabar Market Research (Div)                    -5.17%        -12.77%        31%
   EMC Capital Management (Classic)               -6.26%        -12.89%        31%
   Eckhardt Trading (Global)                      -1.50%         -9.24%         7%
   Graham Capital Management (GDP)                -3.54%         -5.34%        31%

              ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES


Markets remained choppy and volatile throughout the month of May with simultaneous "start- stop" markets in currencies, fixed income and equities. Overall, markets were lacking any clear economic backdrop and exhibited little directional rhythm. As a result, the Fund's overall market exposure remains relatively light. However, the Fund did incur losses during May in the following markets:

         EUROPEAN CURRENCIES: The British pound, euro and Swiss franc all rose against the U.S. dollar. Weaker-than-expected U.S. economic data resulted in a sell-off for the U.S. dollar. The U.S. dollar was further weakened in the aftermath of the assassination of Izzedine Salim, the head of the interim Iraqi governing council. In addition, the pound reacted to the unanimous decision by the Bank of England policy makers to raise interest rates and reflected expectations that additional British interest rate hikes are forthcoming.

         GRAINS: Long positions in the grain sector posted steep losses as wet weather in the Midwest alleviated fears that the dry conditions could damage the newly planted crop. The market also reflected concerns over diminishing Chinese demand. During the month, China suspended Brazilian soybean imports by major international suppliers to help crushers deal with liquidity problems, and it continued to tighten its monetary policy. Long positions in the grain sector were liquidated during the month and the Fund now holds light short positions in this sector going into the month of June.

         EQUITIES: Global stock markets were hurt by the increased expectation that U.S. interest rates will rise along with continued concern over rising energy costs. Hardest hit were long positions in the Nikkei index, which dropped sharply following the strong U.S. jobs report released on May 7th. Long positions were liquidated by mid-month in the Nikkei index and the Fund now holds a small short position going in to June. Additional losses were incurred in European stock indices.

Profits were generated in long energy positions, as prices continued their upward climb throughout most of the month. The situation in the Middle East, lingering supply concerns and unprecedented demand for crude from the Chinese government, all contributed to strengthening prices. Additional profits were generated in short British interest rate futures, which declined in response to both the Bank of England's interest rate hike, and the subsequent announcement that the decision to raise rates was unanimous. Further profits were earned in long coffee positions, which rose amid worries that frost could damage the current Brazilian crop.

Please contact our backoffice at funds@dearborncapital.com if you would like access to our website. The website contains daily Fund performance as well as weekly and monthly Fund performance with commentary. Other Fund statistics and information are also included. Please specify a user ID and password on your request. If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450.


Sincerely,


/s/ Margaret Manning

Margaret Manning
Vice President

Enclosures


      PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS FUTURES TRADING
      INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
                    THIS DOES NOT CONSTITUTE AN OFFER OF ANY
                 SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

                PERFORMANCE HOTLINE: (312) 788-2272 OR TOLL FREE:
           (866) 516-1574 PERFORMANCE IS REPORTED ON A WEEKLY BASIS.
                        E-MAIL: FUNDS@DEARBORNCAPITAL.COM

                  GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
                                ACCOUNT STATEMENT
                       (PREPARED FROM BOOKS WITHOUT AUDIT)
                               FOR THE MONTH ENDED
                                  MAY 31, 2004
STATEMENT OF INCOME
-------------------

                                               MONTH      YEAR TO DATE                 MONTH        YEAR TO DATE
                                           (A UNITS)         (A UNITS)             (B UNITS)           (B UNITS)
                                             IN US $           IN US $               IN US $             IN US $

TRADING INCOME (LOSS):
----------------------
Realized Trading Income (Loss)              (763,886)       (1,111,091)           (1,811,114)         (4,285,713)
Change in Unrealized Income (Loss)        (1,695,810)       (4,083,120)           (4,020,633)        (10,708,102)
Brokerage Commissions                        (33,789)         (204,147)              (80,112)           (411,117)
Exchange, Clearing Fees and NFA charges       (3,650)          (20,026)               (8,654)            (40,444)
Other Trading Costs                          (29,769)          (42,722)              (70,580)           (100,391)
Change in Accrued Commissions                 (3,441)          (23,872)               (8,156)            (36,954)
                                          ----------        ----------            ----------         -----------
NET TRADING INCOME (LOSS)                 (2,530,345)       (5,484,978)           (5,999,249)        (15,582,721)
                                          ----------        ----------            ----------         -----------

OTHER INCOME:
-------------

Interest, U.S. Obligations                    40,862            87,879                96,880             197,106
Interest, Other                               17,268           120,462                40,942             234,117
                                          ----------        ----------            ----------         -----------
TOTAL INCOME (LOSS)                       (2,472,215)       (5,276,637)           (5,861,427)        (15,151,498)
                                          ----------        ----------            ----------         -----------

EXPENSES:
---------

Incentive Fees to Trading Managers                 0           672,915                     0           1,033,809
Administrative Fees                           16,485           115,263                39,084             218,465
O&O Expenses                                   9,420            29,434               100,502             365,205
Brokerage Expenses                           301,436         1,318,853               737,014           2,678,170
Illinois Replacement Tax                           0            (6,431)                    0             (40,797)
                                          ----------        ----------            ----------         -----------
TOTAL EXPENSES                               327,341         2,130,033               876,600           4,254,852
                                          ==========        ==========            ==========         ===========
NET INCOME (LOSS)                         (2,799,556)       (7,406,670)           (6,738,027)        (19,406,350)
                                          ----------        ----------            ----------         -----------

STATEMENT OF CHANGES IN NET ASSET
---------------------------------
VALUE
-----
Beginning Balance                         53,245,213        33,412,619           122,768,340          34,005,423
Additions                                  5,716,503        30,907,643            17,025,234         118,689,765
Net Income (Loss)                         (2,799,556)       (7,406,670)           (6,738,027)        (19,406,350)
Redemptions                                 (471,907)       (1,223,339)             (126,711)           (360,002)
                                          ----------        ----------            ----------         -----------
BALANCE AT MAY 31, 2004                   55,690,253        55,690,253           132,928,836         132,928,836
                                          ----------        ----------            ----------         -----------
Total Units Held at End of                                52,180.05293                             138,625.21760
  The Period
Net Asset Value Per Unit                                     1,067.271                                   958.908
Rate of Return                                 -4.75%           -10.62%                -4.82%             -10.93%

                   TO THE BEST OF MY KNOWLEDGE AND BELIEF THE
             INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

                               /s/ David Kavanagh

                  ____________________________________________
                            DAVID KAVANAGH, PRESIDENT
                      FOR DEARBORN CAPITAL MANAGEMENT, LLC
         GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP